20012748

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[AN]NUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-17005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bernard Herold & Co, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 3RD AVENUE
(No. and Street)

NEW YORK (City) NY (State) 10022-7513 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LAURA COLLETTI 212-371-3950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

290 W. MT. PLEASANT AVE, SUITE 3310 (Address) Livingston (City) New Jersey (State) 07039 (Zip Code)

SEC Mail Processing
MAR 19 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BERNARD HEROLD & CO., INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

CONFIDENTIAL PURSUANT TO RULE 17A-5(e)(3)

YEAR ENDED DECEMBER 31, 2019

OATH OR AFFIRMATION

I, LAWRENCE HEROLD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bernard Herold & Co, Inc., as of DECEMBER 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID S LOCKER
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01LO4970053
Qualified in New York County
Commission Expires July 30, 2022

Signature

CHIEF COMPLIANCE OFFICER
Title

Notary Public

SEC Mail Processing
MAR 19 2020
Washington, DC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERNARD HEROLD & CO., INC.
FOR THE YEAR ENDED DECEMBER 31, 2019

TABLE OF CONTENTS

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Bernard Herold & Co., Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bernard Herold & Co., Inc. as of December 31, 2019, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bernard Herold & Co., Inc. as of December 31, 2019, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 1 to the financial statements, Bernard Herold & Co., Inc. has changed their method of accounting for leases in 2019 due to the adoption of Financial Accounting Standards Board Accounting Standards Codification Topic 842, *Leases*.

Basis for Opinion

These financial statements are the responsibility of Bernard Herold & Co., Inc.'s management. Our responsibility is to express an opinion on Bernard Herold & Co., Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Bernard Herold & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

CITRIN COOPERMAN & COMPANY, LLP
290 W. MT. PLEASANT AVENUE LIVINGSTON, NJ 07039 | TEL 973.218.0500 | FAX 973.218.7160 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

CITRINCOOPERMAN®
Accountants and Advisors

Auditor's Report on Supplemental Information

The supplemental information contained on pages 18 and 19 has been subjected to audit procedures performed in conjunction with the audit of Bernard Herold & Co., Inc.'s financial statements. The supplemental information is the responsibility of Bernard Herold & Co., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained on pages 18 and 19 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP

We have served as Bernard Herold & Co., Inc.'s auditor since 1998.
Livingston, New Jersey
February 25, 2020

BERNARD HEROLD & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$	2,128,227
Receivable from broker-dealer		251,119
Deposit with clearing house		255,211
Investments in marketable securities, at fair value		4,083,975
Investment in Lantern Securities and affiliates		1,301,665
Prepaid expenses		19,567
Certificate of deposit, restricted		140,007
Right of use asset		843,534
Security deposits and other assets		15,817
TOTAL ASSETS	$	9,039,123

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	311,804
Income taxes payable		14,000
Present value of lease liability		926,602
Deferred tax liability		1,184,000
Dividends payable		1,826,750
Total liabilities		4,263,156
Commitments and contingencies (Notes 5, 7, 9 and 12)		
Shareholders' equity:		
Preferred stock - $100 par value; 2,000 shares authorized, 900 shares issued and outstanding		90,000
Class A common stock - $1 par value; 10,000 shares authorized, 7,307 shares issued and outstanding		7,307
Additional paid-in capital		198,229
Retained earnings		4,480,431
Total shareholders' equity		4,775,967
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	9,039,123

See accompanying notes to financial statements.

BERNARD HEROLD & CO., INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues and trading gains:		
Commissions - marketable equity and debt securities	$	1,706,007
Commissions - mutual funds		1,746,991
Consulting income and income from equity investment		266,729
Realized and unrealized gains on marketable securities		962,968
Interest and dividends		266,768
Total revenues and trading gains		4,949,463
Expenses:		
Salaries and related costs		2,708,702
Communications		120,861
Rent and occupancy		441,917
Clearance fees		115,045
Promotional		33,094
Other administrative expenses		237,045
Total expenses		3,656,664
Income before income tax expense		1,292,798
Income tax expense		383,737
NET INCOME	$	909,061

See accompanying notes to financial statements.

BERNARD HEROLD & CO., INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance – beginning	$ 90,000	$ 7,307	$ 198,229	$ 5,398,120	$ 5,693,656
Net income	-	-		909,061	909,061
Dividends declared	-	-	-	(1,826,750)	(1,826,750)
BALANCE - ENDING	$ 90,000	$ 7,307	$ 198,229	$ 4,480,431	$ 4,775,967

See accompanying notes to financial statements.

BERNARD HEROLD & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash flows from operating activities:	
Net income	$ 909,061
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred tax	241,000
Non-cash lease expense	83,068
Changes in assets and liabilities:	
Receivable from broker-dealer	27,700
Deposit with clearing broker	(152,076)
Net change in investment in marketable securities	816,760
Prepaid expenses	(1,925)
Accounts payable and accrued expenses	(137,776)
Income taxes payable	(40,000)
Net cash provided by operating activities	1,745,812
Cash flows from investing activities:	
Decrease in security deposits and other assets	3,000
Investment in Lantern Securities and affiliates	(29,680)
Net cash provided by investing activities	(26,680)
Net increase in cash, cash equivalents and restricted cash	1,719,132
Cash, cash equivalents and restricted cash – beginning	549,102
CASH, CASH EQUIVALENTS AND RESTRICTED CASH – ENDING	$ 2,268,234
Supplemental schedule of non-cash investing and financing activities:	
Dividends declared	$ 1,826,750
Initial recognition of operating lease right use asset	$ 1,125,069
Initial recognition of operating lease liabilities	$ 1,231,372

See accompanying notes to financial statements.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Bernard Herold & Co., Inc. (the "Company") was formed in 1972 under the laws of the state of Delaware to manage and operate a registered securities broker-dealer and engage in the securities and brokerage business. As such, the Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer. Additionally, the Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the New York Stock Exchange (the "NYSE"). The Company provides brokerage services to both institutional and individual investors and clears its securities transactions on a fully-disclosed basis through another broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue from Contracts with Customers

The Company accounts for revenues pursuant to Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, *Revenue with Contracts from Customers* ("ASU 2014-09") (Topic 606), which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in the amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Commission income: The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the settlement date, generally two days after the trade date.

Clear through agreements: The Company has entered into contracts with sub-brokers whereby the Company is paid monthly for providing services such as executing orders and clearing its securities transactions on behalf of the sub-broker on a fully-disclosed basis through another broker-dealer.

NOTE 1. ORGANIZATION A ND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue from Contracts with Customers (continued)

12b-1 fees: The Company has entered into contracts with mutual funds, fund managers, and their affiliates (collectively, the "Funds") whereby the Company is paid monthly or quarterly fees ("12b-1 fees") for providing certain services to customers and distributors of the Funds. The 12b-1 fees are generally equal to a fixed percentage of the average daily balance of the customer's investment in a fund and are based on a specified in the contract between the Company and the Funds. Payments are generally collected when due and are neither refundable nor able to offset future earnings. The passage of time reflects the satisfaction of the Company's performance obligations to the Funds, and is used to recognize revenue associated with 12b-1 fees.

Consulting income: The Company earns consulting income from an affiliate in connections with the equity purchase agreement entered into with Lantern Investments and affiliates. The consulting income is earned monthly as the services are provided.

Securities Transactions

Proprietary securities transactions are recorded on the trade date, as if they settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the accompanying statement of financial condition.

Marketable securities are stated at fair value as determined by quoted market prices. Securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in "Total revenues and trading gains" on the accompanying statement of income.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit and money market accounts that are readily convertible into cash and purchased with original maturities of three months or less.

Promotional Costs

Promotional costs are expensed as incurred and aggregated $33,094 for the year ended December 31, 2019.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements

FASB Accounting Standards Codification ("ASC") 820, *Fair Value Measurement*, established a framework for measuring fair value, and provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under this standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs are unobservable for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Deferred Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in deferred tax assets and liabilities. Valuation allowances are established, if necessary, to reduce the deferred tax assets to their estimated net realizable value.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Uncertain Tax Positions

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

Recently Adopted Accounting Pronouncements

Effective January 1, 2019, the Company adopted ASC Topic 842, Leases ("ASC 842"). The new guidance increases transparency by requiring the recognition of right to use assets and lease liabilities on the statement of financial condition. The recognition of these lease assets and lease liabilities represents a change from previous US GAAP requirement, which did not require lease assets and lease liabilities to be recognized for most operating leases.

The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lease have not significantly changed from previous US GAAP requirements.

On January 1, 2019, the effective date of ASC 842, existing leases of the Company were required to be recognized and measured. Additionally any leases entered into during the year were also required to be recognized and measured. In applying ASC 842, the Company made an accounting policy election not to recognize the right of use assets and lease liabilities relating to short-term leases. Implementation of ASC 842 included an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of the right to use assets and lease liabilities, which required subjective assessment over the determination of the associated discount rates to apply in determining the lease liabilities.

The adoption of ASC 842 resulted in the recording of operating lease right of use assets of approximately $1,184,000 and operating lease liabilities of approximately $1,290,000 at January 1, 2019.

The Company implemented ASC 842 using the modified retrospective approach. In addition, at January 1, 2019, there was no impact to shareholders' equity upon adoption.

The Company determines if an arrangement is or contains a lease at inception. The Company's operating lease arrangements are comprised of real estate and facility leases. Right of use assets represent the Company's right to use the underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right of use assets and lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. As the Company's leases do not provide an implicit rate and the implicit rate is not readily determinable, the Company estimates its incremental borrowing rate based on the

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Adopted Accounting Pronouncements (Continued)

information available at the measurement date in determining the present value of the lease payments. The present value of the lease payments was determined using a 5.5% incremental borrowing rate. Right of use assets also exclude lease incentives.

The Company reconciles its cash flows relating to the operating lease expense with the operating lease payments by presenting the amortization of the right of use asset and the change in the lease liability in a single line item, "Non-cash lease expense," within the adjustments to reconcile net income to net cash used in operating activities in the accompanying statement of cash flows.

Subsequent Events

The Company has evaluated events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statements. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

NOTE 2. DEPOSIT WITH CLEARING HOUSE

The Company entered an agreement with Pershing, LLC ("Pershing") to clear the Company's trading transactions on a fully-disclosed basis. The Company is required to maintain a minimum interest-bearing deposit in the amount of $100,000. At December 31, 2019, the Company had a deposit totaling $255,211.

NOTE 3. INVESTMENTS IN MARKETABLE SECURITIES

Investments in marketable securities, carried at fair value, consisted of the following at December 31, 2019:

Mutual funds	$ 289,455
Equity securities	3,702,000
Exchange-traded funds	92,520
Investments in marketable securities	$ 4,083,975

NOTE 3. INVESTMENTS IN MARKETABLE SECURITIES (CONTINUED)

Assets and liabilities measured at fair value are based on one or more of three valuation techniques identified in the table below. The valuation techniques are as follows:

(a) *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value, on a recurring basis, as of December 31, 2019:

Description	Level 1: Quoted Prices in Active Markets for Identical Assets	Level 2: Significant Other Observable Inputs	Level 3: Significant Unobservable Inputs	Total	Valuation Technique
Cash and cash equivalents:					
Money market funds	$ 1,982,517	$ -	$ -	$ 1,982,517	(b)
Deposit with clearing house:					
U.S. Treasury bill	$ 255,211	$ -	$ -	$ 255,211	b)
Security deposit:					
Certificate of deposit	$ 140,007	$ -	$ -	$ 140,007	(b)
Mutual funds:					
Municipal bond funds	$ 289,455	$ -	$ -	$ 289,455	(a)
Equity securities:					
Financial	3,702,000	-	-	3,702,000	(a)
Exchange-traded funds	92,520	-	-	92,520	(a)
Total marketable securities	$ 4,083,975	$ -	$ -	$ 4,083,975	

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2019.

Money Market Funds and *Certificate of Deposit* approximate fair value due to the short-term nature of the investments. The Company's money market funds are included in "Cash and cash equivalents" on the accompanying statement of financial condition.

Mutual Funds are valued at quoted market prices in active market where the funds trade, which represent the net value of the funds underlying securities.

NOTE 3. INVESTMENTS IN MARKETABLE SECURITIES (CONTINUED)

Equity Securities are carried at fair value based on quoted market prices in active markets where the securities trade.

Exchange-Traded Funds are carried at fair value based on quoted market prices in active markets where the funds trade.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 4. SHAREHOLDERS' EQUITY

The Company is authorized to issue preferred stock and common stock. Holders of common stock are entitled to one vote for each share held, while holders of preferred stock have no voting rights. Preferred stock holders have preferential cumulative dividend rights; however, the holders of preferred stock have waived their rights to receive dividends in all prior years and during 2019. Upon liquidation, the preferred stock holders have certain preferential rights to receive full payment prior to the common stock holders.

On November 5, 2019, the board of directors declared a dividend of $250 per share payable on January 2, 2020.

NOTE 5. COMMITMENTS AND CONTINGENCIES

Contingencies

In the normal course of business, the Company is subject to inquiries and examinations of regulatory compliance by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations, which could have a material adverse effect on the Company's financial position, results, or liquidity, over and above any previously accrued amounts.

Lease Commitments

The Company has entered into an operating lease for its office facilities. The maturities of the outstanding lease liability at December 31, 2019, are as follows:

Year ending December 31:	Amount
2020	$ 435,476
2021	441,341
2022	110,702
	987,520
Discount to present value	(60,918)
Lease liability	$ 926,602

As of December 31, 2019, the weighted average remaining lease term is 2.17 years and the weighted average discount rate is 5.5%.

NOTE 5. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Rent and occupancy expense, net of sublease rental income of $79,405, amounted to $432,133 for the year ended December 31, 2019.

The Company sublets space on a month-to-month basis to an investment advisor. One of the shareholders of the Company is an officer of this investment advisor. For the year ended December 31, 2019, rental income totaled $48,000. Additionally, the Company received reimbursements totaling approximately $284,000 from this entity for payroll paid by the Company on the affiliate's behalf.

One of the Company's operating leases is with a company that is owned by one of the Company's shareholders. For the year ended December 31, 2019, rent expense and related expenses for this office facility totaled $95,736.

Effective April 1, 2015, the landlord amended the lease agreement to extend the lease through March 31, 2022. In accordance with the lease agreement, the Company had provided its landlord with an irrevocable letter of credit issued by a bank to secure the Company's obligations under the lease. The letter of credit is collateralized by a certificate of deposit, which is restricted for the payment of certain costs as defined in the lease agreement. The balance of the restricted certificate of deposit was $140,007 at December 31, 2019.

NOTE 6. EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) savings plan covering substantially all of its eligible full-time employees. Employee contributions are voluntary and are subject to Internal Revenue Service limitations. The Company's matching contributions are at the discretion of management. The Company made no contributions during 2019.

NOTE 7. NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2019, the Company was in compliance with these requirements. At December 31, 2019, the Company had net capital amounting to $2,329,973, which exceeded the Company's minimum net capital requirement of $149,115. The Company's percentage of aggregate indebtedness to net capital was 96 to 1 as of December 31, 2019.

NOTE 8. CONCENTRATION OF CREDIT RISKS

The Company maintains its cash and cash equivalent balances in several major financial institutions in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts, and management does not believe it is exposed to any significant credit risk with respect to cash.

For the year ended December 31, 2019, transactions initiated by one independent contractor and one employee on behalf of customers yielded a total of 33% of the Company's commission revenue.

NOTE 8. CONCENTRATION OF CREDIT RISKS (CONTINUED)

The Company's investments consist of a combination of equity investment securities, mutual funds, and exchange-traded funds. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the Company's investment account and balances, and the amounts reported in the accompanying statement of financial condition and the statement of income.

NOTE 9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealer on a daily basis and requiring customers to deposit additional collateral or reduce positions when necessary.

NOTE 10. STATEMENT OF CASH FLOW

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the statement of financial condition that sum to the total of the same such amounts shown in the statement of cash flows.

	12/31/2019	1/1/2019
Cash and cash equivalents	$ 2,128,227	$ 409,095
Restricted cash	140,007	140,007
	$ 2,268,234	$ 549,102

NOTE 11. RELATED PARTY

In addition to the transactions with related parties discussed in Note 5, the Company received income related to trades processed for a related party, Herold Advisors, Inc. of approximately $498,000 during 2019.

NOTE 12. INCOME TAXES

The Company has deferred tax assets and liabilities, which arise primarily from differences in the carrying value of its investments, resulting from unrealized gains and losses, for financial statement and income tax purposes. Deferred taxes assets and liabilities at December 31, 2019, are summarized as follows:

Deferred tax asset:	
Federal	$ 15,000
State	7,000
City	6,000
Total deferred tax asset	28,000
Deferred tax liability:	
Federal	(674,000)
State	(294,000)
City	(244,000)
Total deferred tax liability	(1,212,000)
Deferred tax liability, net	$ (1,184,000)

Income tax expense consisted of the following components for the year ended December 31, 2019:

Current:	
Federal	$ 56,216
State	43,105
City	43,416
Total current	142,737
Deferred:	
Federal	134,000
State	60,000
City	47,000
Total deferred	241,000
Net income tax expense	$ 383,737

The current provisions for state and city taxes are computed under alternative methods based on net capital, as defined, and alternative net income, as defined, respectively.

The Company files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions.

NOTE 13. INVESTMENT IN LANTERN INVESTMENTS AND AFFILIATES

Investment in unconsolidated affiliate over which the Company has significant influence is accounted for under the equity method of accounting. Whether or not the Company exercises significant influence with respect to an investment depends on a number of factors including, among others, ownership level, representation among management, participation in policy-making, material intercompany transactions, interchange of managerial personnel, and technological dependency.

Effective April 2019, FINRA approved the equity purchase agreement with the former chairman of Lantern Investments, Inc. for the purchases of the outstanding common shares of Lantern Investments, Inc., a broker dealer, Lantern Wealth Advisors, LLC and Lantern Insurance Brokerage, Inc. which is accounted for using the equity method. The following information summarizes the activity of the investment from January 1, 2019 through December 31, 2019:

Lantern Investments, Inc.	
Total assets	$ 3,714,783
Total liabilities	2,182,539
Equity	1,532,244
Revenue	5,389,564
Net income	35,405
Company's interest:	50.00%
Share of net assets	1,857,392
Share of net income	17,702
Lantern Wealth Advisors, LLC	
Total assets	$ 105,779
Total liabilities	10,114
Equity	95,765
Revenue	617,191
Net income	105,292
Company's interest:	41.27%
Share of net assets	39,481
Share of net income	43,454
Lantern Insurance Brokerage, Inc.	
Total assets	$ 17,605
Total liabilities	1
Equity	17,586
Revenue	10,212
Net income	1,687
Company's interest:	50.00%
Share of net assets	8,793
Share of net income	843

BERNARD HEROLD & CO., INC.
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2019

Net capital:	
Capital and allowable subordinated liabilities:	
Shareholders' equity	$ 4,775,967
Other allowable credits - deferred tax liability	410,000
Total capital and allowable subordinated liabilities	5,185,967
Non-allowable assets:	
Receivables – other	(222,400)
Certificate of deposit, restricted	(140,007)
Investments and other assets	(1,337,749)
Total non-allowable assets	(1,700,156)
Net capital before haircuts on securities positions	3,485,811
Haircuts on securities positions:	
Debt securities	57,296
Other securities	595,529
Undue concentration	503,013
Total haircuts on securities positions	1,155,838
NET CAPITAL	$ 2,329,973
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 2,152,554
Computation of basic net capital requirement:	
Minimum net capital requirement of 6-2/3% of aggregate indebtedness	$ 149,115
Minimum net capital required	$ 50,000
Excess net capital	$ 2,279,973
Net capital less greater of 10% of aggregate indebtedness or 120% of the statutory minimum net capital required	$ 2,106,412
Percentage of aggregate indebtedness to net capital	96.00

BERNARD HEROLD & CO., INC.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENT AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the SEC:

The Company operates under the exemptive provisions of Paragraph (k)(2)(ii) of SEC Rule 15c3-3. All securities transactions are cleared through another broker-dealer on a fully-disclosed basis.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC:

The Company operates under the exemptive provisions of Paragraph (k)(2)(ii) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds at December 31, 2019.

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors
Bernard Herold & Co., Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to Securities and Exchange Commission Rule 17a-5(d)(4), in which (1) Bernard Herold & Co., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bernard Herold & Co., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Bernard Herold & Co., Inc. stated that Bernard Herold & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Bernard Herold & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bernard Herold & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Citrin Cooperman & Company, LLP

Livingston, New Jersey
February 25, 2020

CITRIN COOPERMAN & COMPANY, LLP
290 W. MT. PLEASANT AVENUE LIVINGSTON, NJ 07039 | TEL 973.218.0500 | FAX 973.218.7160 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

BH BERNARD HEROLD & CO., INC.
MEMBER FINRA

Bernard Herold & Co., Inc.'s Exemption Report

Bernard Herold & Co., Inc.(the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Bernard Herold & Co., Inc.

I, Lawrence Herold, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: President

February 25, 2020

805 THIRD AVENUE • NEW YORK, NY 10022 • (212) 371-3950 • (800) 223-5211 • FAX (212) 758-4967